EXHIBIT 99.1

N E W S   R E L E A S E

142 WEST 57TH STREET NEW YORK, N.Y. 10019

FOR IMMEDIATE RELEASE

KIM ROY RESIGNS AS PRESIDENT OF ANN TAYLOR STORES DIVISION

--Company Reaffirms Earnings Guidance for Fourth Quarter and Full Year 2002--

<u>New York, New York, January 23, 2003</u> – Ann Taylor Stores Corporation (NYSE: ANN) announced today that Kim Roy, President of its Ann Taylor division, resigned from the Company for personal reasons, effective immediately. Ms. Roy joined Ann Taylor in May 2001. The Company has begun a search for a permanent successor to Ms. Roy.

Ann Taylor Chairman J. Patrick Spainhour said, "On behalf of the Board, I would like to thank Kim for her service as President of the Ann Taylor division. Kim did much to reassert within our Ann Taylor division a renewed focus on our brand's core attributes and competencies in classic career apparel and polished casual apparel and accessories. We wish her well as she pursues new projects and interests. Until a replacement is found, Ann Taylor division merchandising and design will report directly to me."

Separately, Ann Taylor Stores reaffirmed its current fourth quarter earnings per share guidance in the range of $0.32 - $0.33, and full year earnings per share guidance in the range of $1.69 - $1.70.

Ann Taylor is one of the country's leading women's specialty retailers, operating 585 stores in 42 states, the District of Columbia and Puerto Rico, and also an Online Store at http://www.anntaylor.com.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "believe" and similar expressions. These forward-looking statements reflect the Company's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by the Company to predict accurately customer fashion preferences; decline in the demand for merchandise offered by the Company; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of the Company's brand awareness and marketing programs; general economic conditions or a downturn in the retail industry; the inability of the Company to locate new store sites or negotiate favorable lease terms for additional stores or for the expansion of existing stores; lack of sufficient consumer interest in the Company's Online Store; a significant change in the regulatory environment applicable to the Company's business; an increase in the rate of import duties or export quotas with respect to the Company's merchandise; financial or political instability in any of the countries in which the Company's goods are manufactured; acts of war or terrorism in the United States or worldwide; work stoppages, slowdowns or strikes; and other factors set forth in the Company's filings with the SEC. The Company does not assume any obligation to update or revise any forward-looking statements at any time for any reason.



Contact:

Barry Erdos
Chief Operating Officer
(212) 541-3318

Doreen Riely
Director of Investor Relations
(212) 541-3484